UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Protection One, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

743663304

(CUSIP Number)

David A. Tanner

Quadrangle Group LLC

375 Park Avenue, 14th Floor

New York, NY 10152
(212) 418-1700

Copy to:

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743663304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) POI Acquisition I, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,705,829

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,705,829

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,705,829

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) CO

*      The calculation of the foregoing percentage is based on 18,198,571 shares of Common Stock outstanding as of February 8, 2005 following the completion of the transactions contemplated under the Exchange Agreement, including the 1:50 reverse stock split.  See Item 4.

CUSIP No. 743663304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) POI Acquisition, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,666,667

	8.	Shared Voting Power 12,372,496*

	9.	Sole Dispositive Power 10,666,667

	10.	Shared Dispositive Power 12,372,496*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,372,496*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.0%**

14.	Type of Reporting Person (See Instructions) OO

*      POI Acquisition, L.L.C. holds 10,666,667 shares of Common Stock directly.  See Item 4.  In addition, 1,705,829 shares are currently are held by POI Acquisition I, Inc.  As stockholder of 66.67% of the outstanding ordinary shares of POI Acquisition I, Inc., POI Acquisition, L.L.C. may be deemed to share voting and/or dispositive power over shares held by POI Acquisition I, Inc.  However, POI Acquisition, L.L.C. disclaims beneficial ownership of such shares.

**   The calculation of the foregoing percentage is based on 18,198,571 shares of Common Stock outstanding as of February 8, 2005 following the completion of the transactions contemplated under the Exchange Agreement, including the 1:50 reverse stock split.  See Item 4.

CUSIP No. 743663304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 12,372,496*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,372,496*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,372,496*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.0%**

14.	Type of Reporting Person (See Instructions) PN

*      All shares are held by POI Acquisition I, Inc. or POI Acquisition, L.L.C.  Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to share beneficial ownership of such shares as a result of its 70.36% ownership of POI Acquisition, L.L.C.  However, Quadrangle Capital Partners LP disclaims beneficial ownership of such shares.

**   The calculation of the foregoing percentage is based on 18,198,571 shares of Common Stock outstanding as of February 8, 2005 following the completion of the transactions contemplated under the Exchange Agreement, including the 1:50 reverse stock split.  See Item 4.

CUSIP No. 743663304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Capital Partners-A LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 12,372,496*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,372,496*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,372,496*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.0%**

14.	Type of Reporting Person (See Instructions) PN

*      All shares are held by POI Acquisition I, Inc. or POI Acquisition, L.L.C.  Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its 25.99% ownership of POI Acquisition, L.L.C.  However, Quadrangle Capital Partners-A LP disclaims beneficial ownership of such shares.

**   The calculation of the foregoing percentage is based on 18,198,571 shares of Common Stock outstanding as of February 8, 2005 following the completion of the transactions contemplated under the Exchange Agreement, including the 1:50 reverse stock split.  See Item 4.

CUSIP No. 743663304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Select Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 12,372,496*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,372,496*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,372,496*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.0%**

14.	Type of Reporting Person (See Instructions) PN

*      All shares are held by POI Acquisition I, Inc. or POI Acquisition, L.L.C.  Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to share beneficial ownership of such shares as a result of its 3.65% ownership of POI Acquisition, L.L.C.  However, Quadrangle Select Partners LP disclaims beneficial ownership of such shares.

**   The calculation of the foregoing percentage is based on 18,198,571 shares of Common Stock outstanding as of February 8, 2005 following the completion of the transactions contemplated under the Exchange Agreement, including the 1:50 reverse stock split.  See Item 4.

CUSIP No. 743663304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle GP Investors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 12,372,496*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,372,496*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,372,496*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.0%**

14.	Type of Reporting Person (See Instructions) PN

*      All shares are held by POI Acquisition I, Inc. or POI Acquisition, L.L.C.  Quadrangle GP Investors LP is the general partner of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP, which together own all of the equity of POI Acquisition, L.L.C.  However, Quadrangle GP Investors LP disclaims beneficial ownership of such shares.

**   The calculation of the foregoing percentage is based on 18,198,571 shares of Common Stock outstanding as of February 8, 2005 following the completion of the transactions contemplated under the Exchange Agreement, including the 1:50 reverse stock split.  See Item 4.

CUSIP No. 743663304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle GP Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 12,372,496*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,372,496*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,372,496*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.0%**

14.	Type of Reporting Person (See Instructions) OO

*      All shares are held by POI Acquisition I, Inc. or POI Acquisition, L.L.C.  Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP, which together own all of the equity of POI Acquisition, L.L.C.  However, Quadrangle GP Investors LLC disclaims beneficial ownership of the shares held by POI Acquisition I, Inc. or POI Acquisition, L.L.C.  The managing members of Quadrangle GP Investors LLC are Steven Rattner, David A. Tanner, Peter R. Ezersky, Joshua L. Steiner and Michael Huber.  The managing members of Quadrangle GP Investors LLC may be deemed to share voting and/or dispositive power with respect to the 12,372,496 shares of Protection One, Inc. held by POI Acquisition I, Inc. or POI Acquisition, L.L.C.  However, each of the managing members of Quadrangle GP Investors LLC disclaims beneficial ownership of such shares.

**   The calculation of the foregoing percentage is based on 18,198,571 shares of Common Stock outstanding as of February 8, 2005 following the completion of the transactions contemplated under the Exchange Agreement, including the 1:50 reverse stock split.  See Item 4.

CUSIP No. 743663304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Master Funding Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,333,333

	8.	Shared Voting Power 7,039,162*

	9.	Sole Dispositive Power 5,333,333

	10.	Shared Dispositive Power 7,039,162*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,039,162*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.7%**

14.	Type of Reporting Person (See Instructions) CO

*      Quadrangle Master Funding Ltd holds 5,333,333 shares of Common Stock directly.  See Item 4.  In addition, 1,705,829 shares are currently are held by POI Acquisition I, Inc.  As stockholder of 33.33% of the outstanding ordinary shares of POI Acquisition I, Inc., Quadrangle Master Funding Ltd may be deemed to share voting and/or dispositive power over shares held by POI Acquisition I, Inc.  However, Quadrangle Master Funding Ltd disclaims beneficial ownership of such shares.

**   The calculation of the foregoing percentage is based on 18,198,571 shares of Common Stock outstanding as of February 8, 2005 following the completion of the transactions contemplated under the Exchange Agreement, including the 1:50 reverse stock split.  See Item 4.

CUSIP No. 743663304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Debt Recovery Advisors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 7,039,162*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,039,162*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,039,162*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.7%**

14.	Type of Reporting Person (See Instructions) OO

*      All shares are held by POI Acquisition I, Inc. or Quadrangle Master Funding Ltd.  Quadrangle Debt Recovery Advisors LLC (formerly known as QDRA LLC) is the advisor of Quadrangle Master Funding Ltd, which owns 33.33% of the equity of POI Acquisition I, Inc.  However, Quadrangle Debt Recovery Advisors LLC disclaims beneficial ownership of the shares held by POI Acquisition I, Inc. or Quadrangle Master Funding Ltd.  The managing members of Quadrangle Debt Recovery Advisors LLC are Michael Weinstock, Andrew Herenstein and Christopher Santana.  The managing members of Quadrangle Debt Recovery Advisors LLC may be deemed to share voting and/or dispositive power with respect to the 7,039,162 shares of Protection One, Inc. held by POI Acquisition I, Inc. or Quadrangle Master Funding Ltd.  However, each of the managing members of Quadrangle Debt Recovery Advisors LLC disclaims beneficial ownership of such shares.

**   The calculation of the foregoing percentage is based on 18,198,571 shares of Common Stock outstanding as of February 8, 2005 following the completion of the transactions contemplated under the Exchange Agreement, including the 1:50 reverse stock split.  See Item 4.

This Amendment No. 2 to Schedule 13D supplements and amends the Schedule 13D of POI Acquisition I, Inc., POI Acquisition, L.L.C., Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP, Quadrangle Select Partners LP, Quadrangle GP Investors LP, Quadrangle GP Investors LLC, Quadrangle Master Funding Ltd and Quadrangle Debt Recovery Advisors LLC (together, the “Quadrangle Entities”) originally filed on February 17, 2004, and amended pursuant to an Amendment to Schedule 13D filed on November 18, 2004, with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Protection One, Inc.  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Pursuant to the terms of the Exchange Agreement (as defined in Item 4), POI Acquisition, L.L.C. (“POI Acquisition”) and Quadrangle Master Funding Ltd (“QMFL”), as lenders under the Credit Facility, discharged an aggregate of $120,000,000 principal amount of indebtedness under the Credit Facility in consideration for the issuance by Protection One, Inc. of an aggregate of 16,000,000 shares of Common Stock.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

Exchange Agreement; Restructuring

Pursuant to the terms of an Exchange Agreement dated as of November 12, 2004 (the “Exchange Agreement”) by and among Protection One, Inc. (“POI”), Protection One Alarm Monitoring, Inc., POI Acquisition, POI Acquisition I, Inc. (“PAII”) and QMFL, the principal balance outstanding under the Credit Facility was reduced by $120,000,000 as of February 8, 2005, and in consideration for such reduction, POI issued and delivered 10,666,667 shares to POI Acquisition and 5,333,333 shares to QMFL for an aggregate of 16,000,000 shares of Common Stock (such shares, the “New Shares”, such transaction, the “Exchange” and together with all other transactions contemplated under the Exchange Agreement, the “Restructuring”).

In addition, in connection with the Restructuring, POI amended and restated its certificate of incorporation to effectuate a one-for-fifty share reverse stock split of its shares of Common Stock outstanding immediately prior to the closing of the Exchange (the “Reverse Stock Split”).  The Reverse Stock Split did not apply to the New Shares. Accordingly, based on the 18,198,571 shares of Common Stock outstanding as of February 8, 2005 following the completion of the Restructuring, the aggregate number of New Shares issued pursuant to the Exchange represents 87.9% of all shares of Common Stock outstanding immediately following the Restructuring, and the shares of Common Stock outstanding immediately prior to the Restructuring represent approximately 10.8% of all shares of Common Stock outstanding immediately following the Restructuring.

Stockholders Agreement

In connection with the Restructuring, and pursuant to the terms of a Stockholders Agreement dated as of February 8, 2005 (the “Stockholders Agreement”) by and among POI, POI Acquisition and QMFL, the parties to such Stockholders Agreement agreed as to certain arrangements governing the administration and corporate governance of POI.  In particular, the parties are generally required to use their reasonable best efforts to cause POI’s board of directors to consist of five members, including two members designated by POI Acquisition, one member designated by QMFL, POI’s president and chief executive officer, Richard Ginsburg, and one independent director selected by a majority of the other directors.  It is anticipated that the board of directors will select an independent director at the next meeting of the board of directors.  In addition, POI is obligated to amend its bylaws at the first meeting of the board of directors following the Restructuring to require QMFL’s consent to POI’s taking any of the following actions: (i) voluntarily filing for bankruptcy, (ii) merging or consolidating with another entity for a period of two years after the Restructuring or (iii) selling all or substantially all of POI’s assets.

The Stockholders Agreement also includes certain restrictions on the transfer of POI’s Common Stock as well as “drag-along” rights in favor of POI Acquisition with respect to shares of Common Stock owned by QMFL and “tag along” rights in favor of QMFL with respect to sales of Common Stock by POI Acquisition.  Furthermore, the Stockholders Agreement gives POI Acquisition and QMFL the right to participate on a proportional basis in any future equity issuance by POI, except for issuances pursuant to registered public offerings, business combination transactions or certain issuances to officers, employees, directors or consultants of POI.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

The information contained on the cover pages of this Schedule 13D and in Item 4 is incorporated herein by reference.

(c)  None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons named in Item 2 or on Schedules 1, 2, 3 and 4 has engaged in any transaction during the past 60 days in, any Shares, except as described in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the information contained in Item 4 of this Amendment, which is herein incorporated by reference.

Management Stockholder’s Agreement

Pursuant to the terms of a Management Stockholder’s Agreement dated as of February 8, 2005 (the “Management Stockholder’s Agreement”) by and among POI, POI Acquisition, QMFL and the named executive officers and certain other officers of POI, such officers invested an aggregate of $1.75 million in POI and received approximately 233,334 shares of Common Stock.  Under the Management Stockholder’s Agreement, the shares of Common Stock held by the executives are subject to transfer restrictions.  In addition, POI Acquisition has the right to include or “drag-along” the shares of Common Stock held by the executives as part of any bona fide sale involving 100% of the shares of Common Stock held by POI Acquisition and, pursuant to the “tag-along” rights included in the Management Stockholder’s Agreement, the executives have the right to include their shares pro rata in any third-party sale by POI Acquisition of shares of Common Stock representing at least 25% of the shares of Common Stock then outstanding.  Prior to the occurrence of a significant public sale of shares of Common Stock by POI, POI Acquisition and QMFL will generally be entitled to a right of first refusal on third-party sales of shares of Common Stock by such officers of POI who are parties to the Management Stockholder’s Agreement.

Registration Rights Agreement

In connection with the Restructuring POI Acquisition, QMFL and POI entered into a Registration Rights Agreement dated as of February 8, 2005 (the “Registration Agreement”), pursuant to which POI Acquisition and QMFL have the right (exercisable four times by POI Acquisition and twice by QMFL) to request that POI register any or all of their shares of Common Stock.  POI Acquisition and QMFL also received piggyback registration rights whereby they shall have the opportunity to register their shares of Common Stock pursuant to any registration statement POI may file in the future, subject to certain conditions.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 4                 Exchange Agreement, dated as of November 12, 2004, by and among Protection One, Inc., Protection One Alarm Monitoring, Inc., POI Acquisition, L.L.C., POI Acquisition I, Inc. and Quadrangle Master Funding Ltd.  (incorporated by reference to Exhibit 10.5 to POI’s Form 10-Q filed November 15, 2004)

Exhibit 6                 Stockholders Agreement, dated as of February 8, 2005, by and among Protection One, Inc., POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd. (incorporated by reference to Exhibit 10.1 to POI’s Current Report on Form 8-K filed February 14, 2005)

Exhibit 7                 Form of Management Stockholder’s Agreement, dated as of February 8, 2005, by and among Protection One, Inc., POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd. (incorporated by reference to Exhibit 10.8 to POI’s Current Report on Form 8-K filed February 14, 2005)

Exhibit 8                 Registration Rights Agreement, dated as of February 8, 2005, by and among Protection One, Inc., POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd. (incorporated by reference to Exhibit 10.2 to POI’s Current Report on Form 8-K filed February 14, 2005)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005
POI ACQUISITION I, INC.

	By:	/s/ David A. Tanner
Name: David A. Tanner
Title: President

POI ACQUISITION, L.L.C.

	By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Manager

QUADRANGLE CAPITAL PARTNERS LP

By:	Quadrangle GP Investors LP, its General Partner

	By:	Quadrangle GP Investors LLC, its General Partner

		By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Managing Member

QUADRANGLE SELECT PARTNERS LP

By:	Quadrangle GP Investors LP, its General Partner

	By:	Quadrangle GP Investors LLC, its General Partner

		By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP

By:	Quadrangle GP Investors LP, its General Partner

	By:	Quadrangle GP Investors LLC, its General Partner

		By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Managing Member

QUADRANGLE GP INVESTORS LP

By:	Quadrangle GP Investors LLC,
its General Partner

	By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Managing Member

QUADRANGLE GP INVESTORS LLC

	By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Managing Member

QUADRANGLE MASTER FUNDING LTD

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Director

QUADRANGLE DEBT RECOVERY ADVISORS LLC

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Managing Member